SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date October 25, 2007_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated October 25, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: October 25, 2007

BIOTECH ADDS CENTRAL AMERICAN MARKETS TO SUCANON DISTRIBUTION

Vancouver, B.C., October 25, 2007 - Biotech Holdings (the "Company", OTC BB: BIOHF.OB) reports that it has signed an agreement, with a private company based in El Salvador for marketing and distribution of its Sucanon Type II diabetes drug in four Central American countries, Guatemala, Honduras, Nicaragua and El Salvador.

The four new markets targeted in connection with this agreement have a total population of approximately 33 million people, with an estimated 775,000 cases of Type II Diabetes in the region.

The Central American markets will be served by Sucanon deliveries from the Company`s contract-packager, based in Mexico City. The distributor will co-ordinate its advertising in the Central American region with advertising arranged by Biotech`s office in Mexico.

This release has been approved by the Board of Directors of Biotech Holdings.

Robert B. Rieveley, Pres.

On behalf of the Board of Directors

Phone: 604 295 1119

For further information, contact Austin Rand at Biotech Holdings, 1 888 216 1111, or info@biotechltd.com. For background information on Biotech Holdings, or to receive news updates, see www.biotechltd.com.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management`s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed. There is no assurance that regulatory approval will be obtained in any specific market nor any assurance that sales, once begun, will be material.